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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 3)

                               ----------------

                         BARRETT RESOURCES CORPORATION
                           (Name of Subject Company)

                         BARRETT RESOURCES CORPORATION
                      (Name of Person(s) Filing Statement)

                               ----------------

                     Common Stock, Par Value $.01 Per Share
           (Including the Associated Preferred Stock Purchase Rights)
                         (Title of Class of Securities)

                                   068480201
                       (CUSIP Number of Class Securities)

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                              Eugene A. Lang, Jr.
                           Executive Vice President,
                         General Counsel and Secretary
                         Barrett Resources Corporation
                              1515 Arapahoe Street
                              Tower 3, Suite 1000
                             Denver, Colorado 80202
                                 (303) 572-3900
      (Name, Address and Telephone Number of Person Authorized to Receive
    Notices and Communications on behalf of the Person(s) Filing Statement)

                                   Copies to:

                                 Thomas A. Cole
                                  Paul L. Choi
                               Michael A. Gordon
                                Sidley & Austin
                                 Bank One Plaza
                            10 South Dearborn Street
                            Chicago, Illinois 60603
                                 (312) 853-7000

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   This Amendment No. 3 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the "Commission") on March 23, 2001 (as amended, the "Schedule 14D-9") by Barrett Resources Corporation, a Delaware corporation (the "Company"), relating to the tender offer by SRM Acquisition Company, a Delaware corporation ("Bidder") and an indirect wholly-owned subsidiary of Shell Oil Company, a Delaware corporation ("Shell"), to purchase all of the outstanding common stock, par value $.01 per share, of the Company, together with the associated Rights. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 9. Material to be Filed as Exhibits.

Exhibit (a)(2)(iv) Text of Press Release dated April 19, 2001 issued by the Company.

Item 8. Additional Information

   Item 8 of Schedule 14D-9 is hereby amended and supplemented as follows:

     On April 19, 2001, the Company issued a press release, a copy of which is filed as Exhibit (a)(2)(iv) hereto and is incorporated herein by reference.

                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          BARRETT RESOURCES CORPORATION

                                          By: _________________________________
                                            Name: Peter A. Dea
                                            Title:  Chairman of the Board and
                                                  Chief Executive Officer

Dated: April 19, 2001

                                 EXHIBIT INDEX

Exhibit (a)(2)(iv) Text of Press Release dated April 19, 2001 issued by the Company.

                                       1